                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 (NO FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

        FOR THE TRANSITION PERIOD FROM _______________TO________________

                                    000-22125
                            (COMMISSION FILE NUMBER)

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

              DIAMOND TECHNOLOGY PARTNERS INCORPORATED 401(k) PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED
                      875 NORTH MICHIGAN AVENUE, SUITE 3000
                             CHICAGO, ILLINOIS 60611

                           DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN


                                TABLE OF CONTENTS


                                                                          PAGE
Independent Auditors' Report                                               1

Financial Statements:

     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1998, with Fund Information                           2

     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1997, with Fund Information                           3

     Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 1998, with Fund Information        4

     Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 1997, with Fund Information        5

     Notes to Financial Statements                                         6

SCHEDULES

1    Item 27a - Schedule of Assets Held for Investment Purposes           10

2    Item 27d - Schedule of Reportable Transactions in Excess
        of 5% of the Current Value of Plan Assets                         17

                          INDEPENDENT AUDITORS' REPORT



The Trustees of the
Diamond Technology Partners
Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Diamond Technology Partners Incorporated 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted auditing principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplementary schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan custodian as of or during the year ended December 31, 1998. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.

Chicago, Illinois
June 18, 1999

                           DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

              Statement of Net Assets Available for Plan Benefits,
                              with Fund Information

                                December 31, 1998



                                                                           FUND INFORMATION
                                      ----------------------------------------------------------------------------------------
                                       CHARLES
                                       SCHWAB &     PERSONAL      BARON       FOUNDERS     INVESCO        IVY         SCHWAB
                                       CO., INC.     CHOICE       ASSETS       GROWTH       TOTAL     INTERNATIONAL    1000
                                         CASH       ACCOUNTS       FUND         FUND        RETURN        FUND         FUND
                                      ----------   ----------   ----------   ----------   ----------  -------------  ---------
Assets:
   Investments:
     Money market fund,
       at market value                $       --           --           --           --           --           --           --
     Domestic equity fund                     --           --    2,052,647    2,180,311      390,017           --    1,367,295
     International equity fund                --           --           --           --           --      855,143           --
     Fixed income fund                        --           --           --           --           --           --           --
     Personal choice common
       and preferred stocks                   --    2,692,545           --           --           --           --           --
     Personal choice money
       market fund                            --      743,667           --           --           --           --           --
     Personal choice mutual funds             --      582,716           --           --           --           --           --
     Personal choice bond                     --          998           --           --           --           --           --
     Participant notes receivable             --           --           --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------

           Total investments                  --    4,019,926    2,052,647    2,180,311      390,017      855,143    1,367,295

   Cash and cash equivalents               1,334           --           --           --           --           --           --

   Dividend receivable                        --           --           --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------

           Net assets available for
             plan benefits            $    1,334    4,019,926    2,052,647    2,180,311      390,017      855,143    1,367,295
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                              FUND INFORMATION
                                      ------------------------------------

                                                   PARTICIPANT
                                        OTHER        NOTES
                                        FUNDS      RECEIVABLE      OTHER       TOTAL
                                      ----------   -----------  ----------   ----------
Assets:
   Investments:
     Money market fund,
       at market value                    86,185           --           --       86,185
     Domestic equity fund                     --           --           --    5,990,270
     International equity fund                --           --           --      855,143
     Fixed income fund                   151,987           --           --      151,987
     Personal choice common
       and preferred stocks                                --           --    2,692,545
     Personal choice money
       market fund                            --           --           --      743,667
     Personal choice mutual funds             --           --           --      582,716
     Personal choice bond                     --           --           --          998
     Participant notes receivable             --      263,827           --      263,827
                                      ----------   ----------   ----------   ----------

           Total investments             238,172      263,827           --   11,367,338

   Cash and cash equivalents                  --           --           --        1,334

   Dividend receivable                        --           --          573          573
                                      ----------   ----------   ----------   ----------

           Net assets available for
             plan benefits               238,172      263,827          573   11,369,245
                                      ==========   ==========   ==========   ==========

See accompanying notes to financial statements.

                           DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

              Statement of Net Assets Available for Plan Benefits,
                              with Fund Information

                                December 31, 1997

                                                                               FUND INFORMATION
                                          ----------------------------------------------------------------------------------------
                                           PERSONAL       BARON      FOUNDERS     INVESCO        IVY         SCHWAB
                                            CHOICE       ASSETS       GROWTH       TOTAL     INTERNATIONAL    1000        OTHER
                                           ACCOUNTS       FUND         FUND        RETURN        FUND         FUND        FUNDS
                                          ----------   ----------   ----------   ----------  ------------- ----------   ----------
Assets:
    Investments:
      Money market fund,
        at market value                   $       --           --           --           --           --           --       43,201
      Domestic equity fund                        --    1,469,421    1,332,682      278,880           --      642,593           --
      International equity fund                   --           --           --           --      574,605           --           --
      Fixed income fund                           --           --           --           --           --           --      101,054
      Personal choice common
        and preferred stocks               1,966,966           --           --           --           --           --           --
      Personal choice money market fund      216,710           --           --           --           --           --           --
      Personal choice mutual funds           372,940           --           --           --           --           --           --
      Personal choice bond                     2,903           --           --           --           --           --           --
      Participant notes receivable                --           --           --           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

            Total investments              2,559,519    1,469,421    1,332,682      278,880      574,605      642,593      144,255

    Contributions receivable:
      Participant                                 --           --           --           --           --           --           --
      Other                                       --           --           --           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

            Net assets available for
              plan benefits               $2,559,519    1,469,421    1,332,682      278,880      574,605      642,593      144,255
                                          ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                              FUND INFORMATION
                                          ------------------------
                                          PARTICIPANT
                                             NOTES
                                           RECEIVABLE     OTHER        TOTAL
                                          -----------   ----------   ----------
Assets:
    Investments:
      Money market fund,
        at market value                            --           --       43,201
      Domestic equity fund                         --           --    3,723,576
      International equity fund                    --           --      574,605
      Fixed income fund                            --           --      101,054
      Personal choice common
        and preferred stocks                       --           --    1,966,966
      Personal choice money market fund            --           --      216,710
      Personal choice mutual funds                 --           --      372,940
      Personal choice bond                         --           --        2,903
      Participant notes receivable            206,808           --      206,808
                                           ----------   ----------   ----------

            Total investments                 206,808           --    7,208,763

    Contributions receivable:
      Participant                                  --       29,845       29,845
      Other                                        --       56,564       56,564
                                           ----------   ----------   ----------

            Net assets available for
              plan benefits                   206,808       86,409    7,295,172
                                           ==========   ==========   ==========

See accompanying notes to financial statements.

                           DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information

                          Year ended December 31, 1998

                                                                             FUND INFORMATION
                                              ----------------------------------------------------------------------------------
                                                CHARLES
                                                SCHWAB &     PERSONAL       BARON        FOUNDERS      INVESCO         IVY
                                                CO., INC.     CHOICE        ASSETS        GROWTH        TOTAL     INTERNATIONAL
                                                  CASH       ACCOUNTS        FUND          FUND        RETURN          FUND
                                               ----------   ----------    ----------    ----------    ----------  -------------
Additions to net assets attributed to:
   Interest income                             $       --       18,776             1            --         1,509            --
   Dividend income                                     --       28,430         1,652       111,074        16,971        14,040
   Gains (losses) on sale of investments               --       37,707       (19,186)       13,916           991         2,452
   Net appreciation/depreciation in fair
     market value of investments                       --      379,956       109,191       260,815        20,215        27,420
   Contributions - participant                         --      370,341       435,851       411,481        83,972       172,589
   Contributions - other                               --      236,762       311,225       166,072        14,292       138,836
   Interest on loans receivable from
     participants                                      --        3,592         4,055         4,984           613         1,555
   Other income                                     1,334           --            --            --            --            --
                                               ----------   ----------    ----------    ----------    ----------    ----------

           Total additions                          1,334    1,075,564       842,789       968,342       138,563       356,892
                                               ----------   ----------    ----------    ----------    ----------    ----------

Deductions from net assets attributable to:
   Benefits paid to participants                       --      102,940        10,167        31,618        14,778         6,909
   Trustee/recordkeeper fees                           --          991           264           340            78            71
                                               ----------   ----------    ----------    ----------    ----------    ----------

           Total deductions                            --      103,931        10,431        31,958        14,856         6,980
                                               ----------   ----------    ----------    ----------    ----------    ----------

Other increases (decreases):
   Loans to participants                               --      (22,453)      (37,514)      (46,509)      (12,310)       (2,425)
   Principal loan repayments                           --       14,065        20,332        28,100         2,755         4,161
   Interfund transfers, net                            --      497,162      (231,950)      (70,346)       (3,015)      (71,110)
                                               ----------   ----------    ----------    ----------    ----------    ----------

           Total other increases (decreases)           --      488,774      (249,132)      (88,755)      (12,570)      (69,374)
                                               ----------   ----------    ----------    ----------    ----------    ----------

           Increase (decrease) in net assets
             available for plan benefits            1,334    1,460,407       583,226       847,629       111,137       280,538

Net assets available for plan benefits:
   Beginning of year                                   --    2,559,519     1,469,421     1,332,682       278,880       574,605
                                               ----------   ----------    ----------    ----------    ----------    ----------

   End of year                                 $    1,334    4,019,926     2,052,647     2,180,311       390,017       855,143
                                               ==========   ==========    ==========    ==========    ==========    ==========


                                                              FUND INFORMATION
                                              ----------------------------------------------------

                                                SCHWAB                    PARTICIPANT
                                                 1000         OTHER         NOTES
                                                 FUND         FUNDS       RECEIVABLE       OTHER         TOTAL
                                              ----------    ----------    -----------   ----------    ----------
Additions to net assets attributed to:
   Interest income                                    --         7,495            --            --        27,781
   Dividend income                                10,045         3,115            --           573       185,900
   Gains (losses) on sale of investments          18,856           284            --            --        55,020
   Net appreciation/depreciation in fair
     market value of investments                 210,259        (6,308)           --            --     1,001,548
   Contributions - participant                   316,727       146,430            --       (29,845)    1,907,546
   Contributions - other                         234,646        44,281            --       (56,564)    1,089,550
   Interest on loans receivable from
     participants                                  1,893           776            --            --        17,468
   Other income                                       --           610            --            --         1,944
                                              ----------    ----------    ----------    ----------    ----------

           Total additions                       792,426       196,683            --       (85,836)    4,286,757
                                              ----------    ----------    ----------    ----------    ----------

Deductions from net assets attributable to:
   Benefits paid to participants                  11,925        32,436            --            --       210,773
   Trustee/recordkeeper fees                         136            31            --            --         1,911
                                              ----------    ----------    ----------    ----------    ----------

           Total deductions                       12,061        32,467            --            --       212,684
                                              ----------    ----------    ----------    ----------    ----------

Other increases (decreases):
   Loans to participants                         (18,130)       (1,315)      140,656            --            --
   Principal loan repayments                       5,528         8,696       (83,637)           --            --
   Interfund transfers, net                      (43,061)      (77,680)           --            --            --
                                              ----------    ----------    ----------    ----------    ----------

           Total other increases (decreases)     (55,663)      (70,299)       57,019            --            --
                                              ----------    ----------    ----------    ----------    ----------

           Increase (decrease) in net assets
             available for plan benefits         724,702        93,917        57,019       (85,836)    4,074,073

Net assets available for plan benefits:
   Beginning of year                             642,593       144,255       206,808        86,409     7,295,172
                                              ----------    ----------    ----------    ----------    ----------

   End of year                                 1,367,295       238,172       263,827           573    11,369,245
                                              ==========    ==========    ==========    ==========    ==========

See accompanying notes to financial statements.

                           DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information

                          Year ended December 31, 1997

                                                                               FUND INFORMATION
                                                ----------------------------------------------------------------------------------
                                                 CHARLES
                                                 SCHWAB &      PERSONAL       BARON        FOUNDERS      INVESCO         IVY
                                                 CO., INC.      CHOICE        ASSETS        GROWTH        TOTAL     INTERNATIONAL
                                                   CASH        ACCOUNTS        FUND          FUND         RETURN         FUND
                                                ----------    ----------    ----------    ----------    ----------  -------------
Additions to net assets attributed to:
    Interest income                             $       --            57            --            --            --            --
    Dividend income                                     --            --            --       183,143        10,380         8,320
    Gains on sale of investments                        --            --        19,920        20,382           275         5,385
    Net appreciation in fair market value
      of investments                                    --       415,750       320,326        49,024        32,942        28,082
    Contributions - participant                         --       348,221       324,554       313,028        60,096       130,573
    Contributions - other                               --       287,259       180,141       113,107        55,397       127,230
    Interest on loans receivable from
      participants                                      --         3,346         2,477         2,481           416         1,218
                                                ----------    ----------    ----------    ----------    ----------    ----------

            Total additions                             --     1,054,633       847,418       681,165       159,506       300,808
                                                ----------    ----------    ----------    ----------    ----------    ----------

Deductions from net assets attributable
    to benefits paid to participants                    --        50,888        30,877        39,787         1,033        21,524
                                                ----------    ----------    ----------    ----------    ----------    ----------

            Total deductions                            --        50,888        30,877        39,787         1,033        21,524
                                                ----------    ----------    ----------    ----------    ----------    ----------

Other increases (decreases):
    Loans to participants                               --       (33,009)      (42,582)      (46,359)       (3,641)      (15,433)
    Principal loan repayments                           --        19,872        13,933        13,796         2,490         7,089
    Interfund transfers, net                        (1,564)      228,831       (84,331)      (87,413)       12,982       (24,156)
                                                ----------    ----------    ----------    ----------    ----------    ----------

            Total other increases (decreases)       (1,564)      215,694      (112,980)     (119,976)       11,831       (32,500)
                                                ----------    ----------    ----------    ----------    ----------    ----------

            Increase (decrease) in net assets
              available for plan benefits           (1,564)    1,219,439       703,561       521,402       170,304       246,784

Net assets available for plan benefits:
    Beginning of year                                1,564     1,340,080       765,860       811,280       108,576       327,821
                                                ----------    ----------    ----------    ----------    ----------    ----------

    End of year                                 $       --     2,559,519     1,469,421     1,332,682       278,880       574,605
                                                ==========    ==========    ==========    ==========    ==========    ==========


                                                                  FUND INFORMATION
                                                ----------------------------------------------------

                                                  SCHWAB                   PARTICIPANT
                                                   1000         OTHER         NOTES
                                                   FUND         FUNDS       RECEIVABLE      OTHER         TOTAL
                                                ----------    ----------   -----------    ----------   ----------
Additions to net assets attributed to:
    Interest income                                     --            --            --            --           57
    Dividend income                                  6,338         6,697            --            --      214,878
    Gains on sale of investments                    10,753            37            --            --       56,752
    Net appreciation in fair market value
      of investments                               111,117         2,273            --            --      959,514
    Contributions - participant                    152,961        29,516            --        29,845    1,388,794
    Contributions - other                           80,222        32,812            --        56,564      932,732
    Interest on loans receivable from
      participants                                   1,294           434            --            --       11,666
                                                ----------    ----------    ----------    ----------   ----------

            Total additions                        362,685        71,769            --        86,409    3,564,393
                                                ----------    ----------    ----------    ----------   ----------

Deductions from net assets attributable
    to benefits paid to participants                 2,922         1,693            --            --      148,724
                                                ----------    ----------    ----------    ----------   ----------

            Total deductions                         2,922         1,693            --            --      148,724
                                                ----------    ----------    ----------    ----------   ----------

Other increases (decreases):
    Loans to participants                          (18,940)       (9,655)      169,619            --           --
    Principal loan repayments                        7,418         2,346       (66,944)           --           --
    Interfund transfers, net                       (23,799)      (20,550)           --            --           --
                                                ----------    ----------    ----------    ----------   ----------

            Total other increases (decreases)      (35,321)      (27,859)      102,675            --           --
                                                ----------    ----------    ----------    ----------   ----------

            Increase (decrease) in net assets
              available for plan benefits          324,442        42,217       102,675        86,409    3,415,669

Net assets available for plan benefits:
    Beginning of year                              318,151       102,038       104,133            --    3,879,503
                                                ----------    ----------    ----------    ----------   ----------

    End of year                                    642,593       144,255       206,808        86,409    7,295,172
                                                ==========    ==========    ==========    ==========   ==========

See accompanying notes to financial statements.

                           DIAMOND TECHNOLOGY PARTNERS
                            INCOPRORATED 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)   DESCRIPTION OF PLAN

      The following brief description of the Diamond Technology Partners Incorporated 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The plan was amended by letter dated and effective October 1, 1998.

      (a)   GENERAL

            The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Technology Partners Incorporated (Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 362 and 204 at December 31, 1998 and 1997, respectively.

      (b)   CONTRIBUTIONS

            Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Additional amounts may be contributed at the option of the Plan's trustees. Contributions are limited in accordance with IRS regulations. No Company contributions have been made to date.

      (c)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and Company contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      (d)   VESTING

            Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are immediately vested.

      (e)   PAYMENT OF BENEFITS

            On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $5,000, the beneficiary will receive a lump-sum distribution.

            For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.


                                       6                             (Continued)

                           DIAMOND TECHNOLOGY PARTNERS
                            INCOPRORATED 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


      (f)   ADMINISTRATIVE EXPENSES

            Administrative expenses amounting to $17,470 and $17,427 in 1998 and 1997, respectively, have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

      (g)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7.25% to 10.5%. Principal and interest are paid ratably through bimonthly payroll deductions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared under the accrual method of accounting.

      (b)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

      (c)   INVESTMENT VALUATION AND INCOME RECOGNITION

            The assets of the Plan are held by the Plan Custodian. The Plan's investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant notes receivable are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

      (d)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

      (e)   RECLASSIFICATIONS

            Where appropriate certain items relating to the prior year have been reclassified to conform to the current year presentation.


                                       7                             (Continued)

                           DIAMOND TECHNOLOGY PARTNERS
                            INCOPRORATED 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(3)   INVESTMENTS

      Investments were as follows at December 31, 1998 and 1997:

                                                                                                 DECEMBER 31,
                                                     NUMBER OF SHARES                  -----------------------------
                                                   OR PRINCIPAL AMOUNT                     1998               1997
                                            ------------------------------------       -------------       ---------
      Investments at fair value:
         Baron Assets Fund                  40,614 and 30,297, respectively            $   2,052,647       1,469,421
         Founders Growth Fund               106,826 and 77,123, respectively               2,180,311       1,332,682
         Ivy International Fund             20,756 and 14,722, respectively                  855,143         574,605
         Schwab 1000 Fund                   40,803 and 24,194, respectively                1,367,295         642,593
         Invesco Total Return Fund          12,437 and 9,587, respectively                   390,017         278,880
         Strong Government
           Securities Fund                  14,125 and 9,400, respectively                   151,987         101,054
         Schwab Money Market Fund           86,185 and 43,201, respectively                   86,185          43,201
         Personal Choice mutual funds       25,058 and 16,898, respectively                  582,716         372,940
         Personal Choice stocks             134,180 and 97,381, respectively               2,692,545       1,966,966
         Personal Choice bonds              1,000 and 1,200, respectively                        998           2,903
         Personal Choice money market       743,667 and 216,710, respectively                743,667         216,710
         Participant notes                  Secured by participant's vested
           receivable                          account balances; fixed interest
                                               rates ranging from 7.25% to 10.5%             263,827         206,808
                                                                                       -------------       ---------


                                                                                       $  11,367,338       7,208,763
                                                                                       -------------       ---------

(4)   INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The Plan's investments which exceed 5% of net assets available for plan benefits as of December 31, 1998 and 1997 are as follows:

                                                                                                 DECEMBER 31,
                                                                                       -----------------------------
          DESCRIPTION                                                                       1998              1997
      ---------------------------------                                                -------------       ---------
      Baron Asset Fund                                                                 $   2,052,647       1,469,421
      Founders Growth Fund                                                                 2,180,311       1,332,682
      Ivy International Fund                                                                 855,143         574,605
      Schwab 1000 Fund                                                                     1,367,295         642,593
      Personal Choice money market                                                           743,667              --
      Diamond Technology Partners CIA**                                                      759,836         491,800
      Safeguard Scientifics, Inc.**                                                          503,423         627,626


**Represents a party-in-interest


                                       8                             (Continued)

                           DIAMOND TECHNOLOGY PARTNERS
                            INCOPRORATED 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(5)   DISTRIBUTIONS DUE TO PARTICIPANTS

      As of December 31, 1998 and 1997, there were $42,655 and no distributions, respectively, due to terminated or inactive participants.

(6)   TAX STATUS

      The Plan obtained its latest determination letter on May 15, 1997 in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan's Trustees and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   PLAN TERMINATION

      While the Company has not expressed any intent to terminate the Plan, they are free to do so at any time, subject to the provisions set forth in ERISA.

(8)   PLAN AMENDMENT

      Effective January 1, 1998, the Plan was amended as a result of the change in recordkeeper from Small Parker Blossom to Charles Schwab. The Plan was subsequently amended effective October 1, 1998 to modify the number of participant loans an individual may have outstanding at a time.

                                                                     SCHEDULE 1


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                               DESCRIPTION OF
                                                 INVESTMENT
                                                  INCLUDING
                                              NUMBER OF SHARES
                                              OR FACE VALUE IN
                                            DOLLARS, INTEREST RATE
                                               AND MATURITY DATE         COST         FAIR VALUE
                                            ----------------------    ------------    ----------
Money market funds:
    Schwab Money Market Fund                          86,185         $        86,185      86,185
                                                   ---------         ---------------   ---------

            Total money market funds                  86,185                  86,185      86,185
                                                   ---------         ---------------   ---------

Domestic equity funds:
    Baron Assets Fund                                 40,614               1,953,000   2,052,647
    Founders Growth Fund                             106,826               1,916,620   2,180,311
    Investco Total Return Fund                        12,437                 368,450     390,017
    Schwab 1000                                       40,803               1,144,590   1,367,295
                                                   ---------         ---------------   ---------

            Total domestic equity funds              200,680               5,382,660   5,990,270
                                                   ---------         ---------------   ---------

International equity funds:
    Ivy International Fund                            20,756                 825,011     855,143
                                                   ---------         ---------------   ---------

            Total international equity funds          20,756                 825,011     855,143
                                                   ---------         ---------------   ---------

Fixed income funds:
    Strong Government Securities Fund                 14,125                 152,911     151,987
                                                   ---------         ---------------   ---------

            Total fixed income funds                  14,125                 152,911     151,987
                                                   ---------         ---------------   ---------

Personal choice account mutual funds:
    Amcent Equity Growth                               2,394                       *      54,377
    Amcent Income & Growth                               249                       *       7,288
    Baron Asset Fund                                     136                       *       6,898
    Berger New Generation Fund                           365                       *       5,886
    Berger Select Fund                                   448                       *       7,284
    California S&P Midcap Index                          608                       *      11,274
    California S&P Smallcap Index                        823                       *       9,504
    Cohen & Steers Realty Shares                         767                       *      29,119
    Dreyfus Emerging Leaders                              84                       *       2,225
    Dreyfus Midcap Index Fund                            328                       *       7,726
    Dreyfus Strategic Govt's Income, Inc                 105                       *         956
    Fidelity Equity Income II                            995                       *      29,875
    Fidelity Select Air Transn                           162                       *       4,106



                                       10                            (Continued)

                                                                SCHEDULE 1 CONT.


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                 DESCRIPTION OF
                                                   INVESTMENT
                                                    INCLUDING
                                                NUMBER OF SHARES
                                                OR FACE VALUE IN
                                              DOLLARS, INTEREST RATE
                                                 AND MATURITY DATE       COST      FAIR VALUE
                                              ---------------------- ------------  ----------
Personal choice account mutual funds (cont.):
    Invesco International European Fund                      372     $     *          6,644
    Invesco Small Company Value Fund                         293           *          3,040
    Invesco Strategic Financial Services                     410           *         11,950
    Janus Growth & Income                                    433           *         12,610
    Janus Overseas Fund                                      250           *          5,016
    Janus Twenty Fund                                        222           *         11,847
    Janus Worldwide Fund                                     116           *          5,485
    Kaufmann Fund, Inc.                                      806           *          4,576
    Marisco Focus Fund                                       223           *          3,375
    Merger Fund                                              301           *          4,093
    Montgomery Emerging Markets                              169           *          1,347
    Montgomery Growth Fund                                   361           *          7,451
    Oak Value Fund                                           235           *          6,411
    Oakmark Fund                                              68           *          2,430
    Oakmark Select Fund                                      889           *         17,362
    Oakmark Smallcap Fund                                    149           *          2,205
    Oberweis Emerging Growth                                 112           *          2,650
    PBHG Large Cap 20 Fund                                   350           *          7,585
    Royce Micro Cap Fund                                   2,015           *         17,230
    Schwab Invts L-T U.S. Gov't                              295           *          3,003
    Schwab S&P 500 Inv Shs                                 2,450           *         46,450
    Scudder Greater Europe                                   185           *          4,908
    Scudder International Fund                               738           *         35,963
    Scudder New Europe Fund                                  235           *          4,142
    Strong Opportunity Fund                                  175           *          6,741
    Strong Total Return Fund                               1,592           *         54,876
    Templeton China World Fd                                 210           *          1,247
    Transamerica Premier Aggr. Growth Fd                     549           *         12,315
    Vanguard Index Trust Growth Fund                       2,936           *         92,996
    Vanguard Index Trust Value Portfolio                     455           *         10,250
                                                      ----------     -------     ---------

            Total personal choice account mutual funds    25,058           *        582,716
                                                      ----------     -------     ---------


                                       11                            (Continued)

                                                                SCHEDULE 1 CONT.

                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                            DESCRIPTION OF
                                                              INVESTMENT
                                                               INCLUDING
                                                           NUMBER OF SHARES
                                                           OR FACE VALUE IN
                                                         DOLLARS, INTEREST RATE
                                                            AND MATURITY DATE       COST      FAIR VALUE
                                                         ---------------------- ------------  ----------
Personal choice account common and preferred stocks:
    AT&T Corporation                                                      257   $     *           19,433
    Advanced Micro Devices, Inc.                                           30         *              870
    Aegis Communications Group                                            200         *              163
    America Online Delaware                                               140         *           21,718
    American Technology Corp.                                             860         *            3,655
    Ameritech Corp. New                                                   135         *            8,560
    Ameritrade Holding Cp                                                 100         *            3,150
    Answerthink Consulting Group                                        1,100         *           29,563
    Apple Computer, Inc.                                                1,000         *           40,938
    Arterial Vascular Engineer, Inc.                                      200         *           10,500
    Ascend Communications                                                  40         *            2,630
    Ashworth                                                              500         *            2,766
    Bank One Corp                                                         337         *           17,208
    Berkshire Hathaway, Inc.                                                1         *            2,350
    Boeing Co.                                                            200         *            6,525
    Boston Scientific Corp.                                               150         *            4,022
    Cabletron Systems, Inc.                                                65         *              544
    Callaway Golf Co.                                                     600         *            6,150
    Cambridge Technology Partners                                         650         *           14,381
    Cannondale Corp.                                                      200         *            1,800
    Capital One Financial Corp.                                           200         *           23,000
    Carleton Corp.                                                        500         *              594
    Carnegie International Corp.                                        1,000         *            2,310
    Carreker-Antinori Inc.                                              2,500         *           16,719
    Caterpillar, Inc.                                                     110         *            5,060
    Celestial Seasonings, Inc.                                             70         *            1,947
    Cephalon, Inc.                                                        300         *            2,700
    Cerner Corporation                                                  2,446         *           65,431
    Charles Schwab Corporation                                          1,905         *          107,037
    Checkfree Corp.                                                       935         *           21,856
    Chevron Corp.                                                          80         *            6,635
    Chromavision Med Sys Inc.                                           2,780         *           13,900
    Cisco Sys Inc.                                                        225         *           20,883
    Coca-Cola Company                                                     200         *           13,400
    Commerce Bank, Harrisburg, PA                                         350         *            9,888


                                       12                            (Continued)

                                                                SCHEDULE 1 CONT.


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                              DESCRIPTION OF
                                                                INVESTMENT
                                                                 INCLUDING
                                                             NUMBER OF SHARES
                                                             OR FACE VALUE IN
                                                           DOLLARS, INTEREST RATE
                                                              AND MATURITY DATE       COST      FAIR VALUE
                                                           ---------------------- ------------  ----------
Personal choice account common and preferred stocks (cont.):
    Compaq Computer Corp.                                             100         $    *            4,200
    Computer Associates Intl, Inc.                                    200              *            8,525
    Coram Healthcare Corp.                                          1,500              *            2,813
    Cyberguard Corporation                                            200              *              419
    Dell Computer Corporation                                         500              *           36,594
    Deswell Inds, Inc.                                                350              *            3,588
    Detour Magazine, Inc.                                             500              *              203
    Diamond Multimedia Systems, Inc.                                1,572              *           10,022
    Diamond Technology Partners **                                 39,730              *          759,836
    Docucorp Intl, Inc.                                             4,004              *           24,274
    Doubleclick, Inc.                                                 300              *           13,350
    Du Pont E I De Nemours                                            150              *            7,959
    EMC Corp. Massachusetts                                           200              *           17,000
    E Trade Group Inc.                                                700              *           32,747
    Echostar Communications                                           150              *            7,256
    Excelsior-Henderson Motorcycle                                    100              *              925
    Excite, Inc.                                                      400              *           16,825
    Extended Stay America                                             500              *            5,250
    Exxon Corp                                                        100              *            7,313
    Filenet Corp.                                                     300              *            3,441
    First Data Corp                                                   100              *            3,188
    Gateway 2000                                                      300              *           15,356
    Genesis Microchip Inc.                                            200              *            4,850
    Gillette Co.                                                      200              *            9,563
    Globix Corp.                                                      900              *            9,000
    Grainger WW, Inc.                                                 101              *            4,192
    Hadco Corp.                                                       100              *            3,500
    Hanover Direct Inc.                                               200              *              688
    Headway Corporate Resources Inc.                                1,000              *            6,125
    Heartport Inc.                                                  6,950              *           40,831
    Hewlett Packard Co.                                               152              *           10,354
    Hutchinson Whampoa Ltd                                             50              *            1,767
    Hyperion Telecommunication Inccl                                  600              *            9,075
    I-Flow Corp.                                                      600              *              731
    I-Stat Corp                                                       100              *              750
    Illinois Tool Works, Inc.                                         200              *           11,629
    Infinity Broadcasting                                             250              *            6,844
    Informix Corp                                                     660              *            6,518

                                                                SCHEDULE 1 CONT.


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                              DESCRIPTION OF
                                                                INVESTMENT
                                                                 INCLUDING
                                                             NUMBER OF SHARES
                                                             OR FACE VALUE IN
                                                           DOLLARS, INTEREST RATE
                                                              AND MATURITY DATE       COST      FAIR VALUE
                                                           ---------------------- ------------  ----------
Personal choice account common and preferred stocks (cont.):
    Infoseek Corp.                                                   200          $    *           9,875
    Intel Corp.                                                      250               *          29,648
    Intermedia Communications, Inc                                    25               *             431
    Intuit                                                           100               *           7,250
    I2 Technologies, Inc.                                             86               *           2,612
    Johnson & Johnson                                                 30               *           2,516
    Logility Inc.                                                  1,500               *           5,250
    Loral Space & Communications                                     600               *          10,688
    Lucent Technologies                                              403               *          44,261
    Lycos, Inc                                                       100               *           5,556
    Marvel Enter Plan WT                                               5               *              --
    Marvel Enter WT W I                                                3               *              --
    Marvel Enter Wts CL B                                              2               *              --
    Marvel Enterprises, Inc.                                         200               *           1,238
    Marvel Entertainment Group                                       100               *              15
    McDonalds Corp                                                     1               *              50
    Medpartners, Inc.                                              1,005               *           5,276
    Metzler Group, Inc.                                              150               *           7,303
    Microsoft Corp.                                                  705               *          97,775
    Midwest Express Holdings                                         225               *           5,920
    Minnesota Mining & Manufacturing                                  60               *           4,268
    Miravant Medical Technologies                                    450               *           5,794
    MMI Companies, Inc.                                              200               *           3,350
    Modis Professional Services                                      835               *          12,212
    Motorola                                                          42               *           2,535
    National Registry Inc. New                                       387               *             411
    NCR Corp New                                                       4               *             167
    Netspeak Corp.                                                   200               *           2,250
    Nextlink Communications Inccl                                     50               *           1,419
    Nike Inc                                                         100               *           4,056
    Novacare Inc.                                                    100               *             275
    OAO Technology Solutions, Inc.                                 2,501               *           7,503
    Oracle Systems Corp.                                             500               *          21,563
    Oxford Health Plans Inc.                                         480               *           7,140
    Pairgain Technologies                                            200               *           1,538
    Peapod, Inc.                                                     364               *           2,480
    Peoplesoft, Inc.                                                 578               *          10,946
    Petsmart, Inc.                                                   500               *           5,500


                                       14                            (Continued)

                                                                SCHEDULE 1 CONT.


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                              DESCRIPTION OF
                                                                INVESTMENT
                                                                 INCLUDING
                                                             NUMBER OF SHARES
                                                             OR FACE VALUE IN
                                                           DOLLARS, INTEREST RATE
                                                              AND MATURITY DATE       COST      FAIR VALUE
                                                           ---------------------- ------------  ----------
Personal choice account common and preferred stocks (cont.):
    Pfizer                                                           250               *            31,250
    Philip Morris Companies                                          146               *             7,811
    Platinum Technology                                              300               *             5,738
    Pride International, Inc.                                        400               *             2,825
    Primax Solutions, Inc.                                           150               *               281
    Procter & Gamble Co.                                              50               *             4,580
    Profit Recovery Group Intl                                        80               *             2,995
    Psinet, Inc.                                                     100               *             2,088
    PYR Energy Corp.                                               3,200               *            10,400
    Qualcomm                                                          60               *             3,109
    Qwest Communs Intl Inc.                                           70               *             3,500
    Raytheon Co New CL A                                               2               *               105
    Reynolds & Reynolds Co                                           100               *             2,294
    Safeguard Scientific Inc **                                   18,348               *           503,410
    Sanchez Computer                                                 306               *             8,951
    Sears Roebuck & Co.                                               50               *             2,125
    Seventh Level Inc                                              2,000               *             5,313
    Shiva Corporation                                                200               *             1,131
    Siebel Systems, Inc.                                             364               *            12,353
    Sigcorp, Inc.                                                    161               *             5,755
    Sprint Corp.                                                     151               *            12,743
    Sprint PCS Group                                                  75               *             1,734
    Sterling Commerce                                                100               *             4,500
    System Software Associates, Inc                                2,000               *            14,063
    TCSI Corp                                                      3,095               *             6,480
    Technology Solutions Co.                                         600               *             6,431
    Tellabs, Inc.                                                    516               *            35,378
    Tera Computer Co.                                                100               *               625
    UAL Corp                                                          40               *             2,388
    US Data Corp                                                   2,000               *             3,750
    Wal Mart Stores Inc.                                             100               *             8,144
    Walt Disney Holding Co                                           800               *            24,000
    YPF Sociedad Anonima                                             300               *             8,381
    3Com Corp                                                         40               *             1,793
    3DFX Interactive Inc                                             100               *             1,263
                                                               ---------        --------         ---------

            Total personal choice account
              common and preferred stocks                        134,180               *         2,692,545
                                                               ---------        --------         ---------


                                       15                            (Continued)

                                                                SCHEDULE 1 CONT.


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                              DESCRIPTION OF
                                                                INVESTMENT
                                                                 INCLUDING
                                                             NUMBER OF SHARES
                                                             OR FACE VALUE IN
                                                           DOLLARS, INTEREST RATE
                                                              AND MATURITY DATE       COST        FAIR VALUE
                                                           ---------------------- ------------    ----------


Personal choice account bond:
    U.S. Treasury Strip 0%                                              1,000     $      *               998
                                                              ---------------     -------------  -----------
            Total personal choice account bond                          1,000            *               998
                                                              ---------------     -------------  -----------

Personal choice account money market funds:
    Schwab Money Market Fund                                          743,667           743,667      743,667
                                                              ---------------     -------------  -----------

            Total personal choice account
              money market funds                                      743,667           743,667      743,667
                                                              ---------------     -------------  -----------

            Total personal choice account investments                 903,905            *         4,019,926
                                                              ---------------     -------------  -----------

                                                               Interest rates
                                                                 ranging from
Participant notes receivable                                    7.25% to 10.5%          263,826      263,827

Cash and cash equivalents                                               1,334             1,334        1,334
                                                              ---------------     -------------  -----------

                                                                                         *        11,368,672
                                                                                  =============  ===========


* Information not available
** Represents a party-in-interest

See accompanying independent auditors' report

                                                                      SCHEDULE 2


                          DIAMOND TECHNOLOGY PARTNERS
                            INCORPORATED 401(k) PLAN


    Line 27d - Schedule of Reportable Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the beginning of the Year

                          Year ended December 31, 1998


 IDENTITY OF PARTY                                                    NUMBER OF         PURCHASE        SELLING
     INVOLVED                    DESCRIPTION OF ASSET                TRANSACTIONS        PRICE           PRICE
---------------------   ------------------------------------------  ---------------   -------------   -------------
Charles Schwab &               Baron Asset - domestic
    Co., Inc.                    equity fund                                 44        $  785,880             --
                                                                             47                --        292,659

Charles Schwab &               Founders Growth - domestic
    Co., Inc.                    equity fund                                 50           744,053             --
                                                                             40                --        171,155

Charles Schwab &               Schwab 1000 - domestic
    Co., Inc.                    equity fund                                 62           670,465             --
                                                                             26                --        174,878


Charles Schwab &               Schwab Value
    Co., Inc.                    Advantage money fund                         4           258,291             --
                                                                              2                --        113,416

Charles Schwab &
    Co., Inc.                  Schwab Money Market Fund                   1,301         1,819,403             --
                                                                            221                --      1,220,612


 IDENTITY OF PARTY       COST OF     NET GAIN
     INVOLVED             ASSETS      (LOSS)
---------------------  -----------  ------------
Charles Schwab &
    Co., Inc.             785,880          --
                          301,264      (8,605)

Charles Schwab &
    Co., Inc.             744,053          --
                          159,454      11,701

Charles Schwab &
    Co., Inc.             670,465          --
                          168,467       6,411


Charles Schwab &
    Co., Inc.             258,291          --
                          113,416          --

Charles Schwab &
    Co., Inc.           1,819,403          --
                        1,220,612          --


See accompanying independent auditors' report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Chicago, State of Illinois, on June 28, 1999.

                                                DIAMOND TECHNOLOGY PARTNERS
                                                INCORPORATED 401(k) PLAN
                                                (Name of Plan)

                                                By: /s/ MELVYN E. BERGSTEIN
                                                Name: Melvyn E. Bergstein
                                                Its: Trustee

                                                By: /s/ MICHAEL E. MIKOLAJCZYK
                                                Name: Michael E. Mikolajczyk
                                                Its: Trustee

                                                By: /s/ KARL E. BUPP
                                                Name: Karl E. Bupp
                                                Its: Trustee

                                                By: /s/ CHRISTOPHER J. MOFFITT
                                                Name: Christopher J. Moffitt
                                                Its: Trustee